AM
11-3-2003



SECURI[ties and Exchange Com]MISSION
03054947
Washington, D.C. 20549

Rec'd 10/24/03

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10/31

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 24 2003
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14715

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/28/01 (MM/DD/YY) AND ENDING 12/27/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Horner, Townsend & Kent, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED

(No. and Street)

NOV 04 2003


THOMSON
FINANCIAL

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

HORNOR, TOWNSEND & KENT, INC.

2002 GAAP Financial Statements

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Hornor, Townsend & Kent, Inc.

We have audited the accompanying statements of financial condition of Hornor, Townsend & Kent, Inc. (the "Company") as of December 27, 2002 and December 28, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hornor, Townsend & Kent, Inc. as of December 27, 2002 and December 28, 2001, and the results of its operations and its cash flows for the fiscal years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

Philadelphia, Pennsylvania
January 16, 2003

Hornor, Townsend & Kent, Inc.
Statements of Financial Condition

As of December 27, 2002 and December 28, 2001		2002		2001
ASSETS				
Cash and cash equivalents	$	3,234,922	$	5,477,805
Commissions receivable		409,182		432,419
Equipment at cost (net of accumulated depreciation of $446,491 and $339,618, respectively)		218,541		183,565
Prepaid expenses and other assets		1,114,643		469,587
Deferred tax asset		186,786		232,495
Total Assets	$	**5,164,074**	$	**6,795,871**
LIABILITIES				
Commissions payable	$	732,331	$	979,200
Accounts payable and accrued expenses		1,538,509		1,647,568
Payable to affiliates		779,126		877,603
Total Liabilities		**3,049,966**		**3,504,371**
STOCKHOLDER'S EQUITY				
Common stock, $1.00 par value; 1,000 shares authorized, issued, and outstanding		1,000		1,000
Additional paid-in capital		2,763,315		2,763,315
Accumulated (deficit) surplus		(650,207)		527,185
Total Stockholder's Equity		**2,114,108**		**3,291,500**
Total Liabilities and Stockholder's Equity	$	**5,164,074**	$	**6,795,871**

The accompanying notes are an integral part of the financial statements.

Hornor, Townsend & Kent, Inc.
Statements of Operations

For the Fiscal Years Ended December 27, 2002 and December 28, 2001	2002	2001
REVENUES		
Income from sale of investment company shares	$ 16,795,819	$ 17,092,718
Security commissions	1,793,999	1,979,875
Fees for account supervision, investment advisory, and administrative services	3,258,894	2,812,372
Other income related to the securities business	11,737,396	10,572,648
Interest income	49,976	174,672
Total Revenue	33,636,084	32,632,285
EXPENSES		
Registered representatives' compensation and benefits	27,221,467	26,568,894
Other employees' compensation and benefits	2,694,774	2,674,639
Legal	690,272	1,014,223
Clearing fees	1,205,255	929,378
Communications	147,154	168,250
Occupancy and equipment costs	245,388	208,210
Promotional costs	361,334	311,811
Regulatory fees and expenses	509,875	245,049
Other	2,360,744	1,665,561
Total Expenses	35,436,263	33,786,015
Loss Before Income Taxes	**(1,800,179)**	**(1,153,730)**
Federal income taxes/(benefit):		
Current	(668,496)	(193,800)
Deferred	45,709	(209,320)
Income tax benefit	(622,787)	(403,120)
NET LOSS	**$ (1,177,392)**	**$ (750,610)**

The accompanying notes are an integral part of the financial statements.

Hornor, Townsend & Kent, Inc.
Statements of Changes in Stockholder's Equity

For the Fiscal Years ended December 27, 2002 and December 28, 2001	Common Stock	Additional Paid-In Capital	Accumulated Surplus/ (Deficit)	Total Stockholder's Equity
Balance at December 30, 2000	$ 1,000	$ 2,763,315	$ 1,277,795	$ 4,042,110
Net loss for 2001	-	-	(750,610)	(750,610)
Balance at December 29, 2001	1,000	2,763,315	527,185	3,291,500
Net loss for 2002	-	-	(1,177,392)	(1,177,392)
Balance at December 27, 2002	**$ 1,000**	**$ 2,763,315**	**$ (650,207)**	**$ 2,114,108**

The accompanying notes are an integral part of the financial statements.

Hornor, Townsend & Kent, Inc.
Statements of Cash Flows

For the Fiscal Years Ended December 27, 2002 and December 28, 2001	2002	2001
Cash Flows from Operating Activities		
Net loss	$ (1,177,392)	$ (750,610)
Adjustments to reconcile net loss to net cash used in operations		
Depreciation	106,873	107,520
Loss on disposal	-	1,924
Decrease in commissions receivable	23,237	306,935
(Increase) decrease in prepaid expenses and other assets	(645,056)	138,205
Decrease (increase) in deferred taxes	45,709	(209,320)
Decrease in commissions payable	(246,869)	(485,387)
(Decrease) increase in accounts payable and accrued expenses	(109,059)	642,468
(Decrease) increase in payable to affiliates	(98,477)	732,062
Decrease in deferred rent payable	-	(75,792)
Net cash (used in) provided by operating activities	**(2,101,034)**	**408,005**
Cash Flows from Investing Activities		
Purchases of equipment	(141,849)	(162,985)
Net cash used in investing activities	**(141,849)**	**(162,985)**
Net (decrease)/increase in cash and cash equivalents	**(2,242,883)**	**245,020**
Cash and cash equivalents		
Beginning of the year	5,477,805	5,232,785
End of the year	**$ 3,234,922**	**$ 5,477,805**
Supplemental cash flow disclosures		
Tax refunds received	$ 372,688	$ 155,919

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Basis of Presentation

Hornor, Townsend & Kent, Inc. (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers. The Company is a wholly owned subsidiary of Independence Square Properties, LLP (ISP), a wholly owned subsidiary of The Penn Mutual Life Insurance Company (Penn Mutual). The Company selects, trains, and supervises personnel of Penn Mutual and independent registered representatives in connection with the sale of registered products. The Company's fiscal year ends on the last business day in the last full week of December.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments and other debt securities purchased with a maturity of 90 days or less.

Equipment

Equipment is recorded on an historical cost basis and is depreciated on a straight-line basis over the estimated useful lives of the assets.

Securities Transactions

Securities transactions and related commissions are recorded on a trade-date basis.

Federal Income Taxes

The Company files a consolidated federal income tax return with Penn Mutual. Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. The federal income tax provision or benefit is limited to the extent the Company's results of operations increase or decrease the consolidated tax liabilities of Penn Mutual. Deferred income tax assets and liabilities are established to reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred tax assets or liabilities are measured by using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liabilities or assets are expected to be settled or realized.

The Company had federal income tax receivable from Penn Mutual of $352,456 at December 27, 2002 and federal income tax payable to Penn Mutual of $67,867 at December 28, 2001. These amounts are included in prepaid expenses and other assets on the statements of financial condition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes to the financial statements. Actual results could differ from those estimates.

2. RELATED PARTY TRANSACTIONS:

Clearance and execution services are provided to the Company under an agreement with Janney Montgomery Scott, LLP (JMS), an indirect wholly owned subsidiary of Penn Mutual. The Company paid JMS $920,061 and $775,128 for these services during 2002 and 2001, respectively. The commissions receivable of $409,182 and $432,419 at December 27, 2002 and December 28, 2001, respectively, represent commissions due from JMS, net of clearance and execution service fees.

Under the terms of an expense allocation agreement, the Company reimbursed Penn Mutual for services provided on behalf of the Company, including direct and allocated expenses. For 2002 and 2001 respectively, the total expenses incurred under this agreement were $813,231 and $263,000, respectively. The payable to affiliates balance includes $0 and $43,000 for these services as of December 27, 2002 and December 28, 2001, respectively.

The Company is currently participating in a system implementation project at Penn Mutual. These costs represent noncapitalizable maintenance fees. The Company has expensed $187,500 and $200,000 in 2002 and 2001, respectively, related to this project of which $63,000 and $125,000 remained payable to Penn Mutual as of December 27, 2002 and December 28, 2001, respectively. These amounts are included in payable to affiliates on the statements of financial condition. Charges in the amount of $187,500 will be incurred in 2003.

3. CREDIT RISK:

In the event a customer of the Company is unable to fulfill its contracted obligations related to a security trade, JMS may be required to purchase or sell financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by JMS on behalf of a customer of the Company is charged back to the Company.

In accordance with industry practice, JMS records customer transactions on a settlement-date basis, which is generally three business days after trade date. JMS is therefore exposed to risk of loss on these transactions in the event of a customer's inability to meet the terms of their contracts, in which case JMS may have to purchase or sell the underlying financial instruments at prevailing market prices. Any loss incurred by JMS, on behalf of a customer of the Company is charged back to the Company.

Cash equivalents and investments totaling $1,258,929 and $4,421,424 at December 27, 2002 and December 28, 2001, respectively, are held at JMS.

4. INCOME TAXES:

The income tax benefit is comprised of the following:

		2002		2001
Current	$	(668,496)	$	(193,800)
Deferred		45,709		(209,320)
Income tax benefit	$	(622,787)	$	(403,120)

The Company had deferred tax assets of $186,786 and $232,495 at December 27, 2002 and December 28, 2001, respectively, and no deferred tax liabilities. Deferred tax assets result primarily from accrued expenses which are not currently deductible for income tax purposes.

5. EMPLOYEE BENEFIT PLAN:

The employees of the Company are covered under Penn Mutual's defined benefit retirement plan. Under this arrangement, the Company expensed $146,592 and $135,793 for the fiscal years ended December 27, 2002 and December 28, 2001, respectively, and owed $146,592 and $35,793 to Penn Mutual as of December 27, 2002 and December 28, 2001, respectively. Payments are made after the end of each calendar year.

6. COMMITMENTS AND CONTINGENCIES:

The Company leases its office from Penn Mutual under a noncancelable operating lease expiring March 31, 2003.

At December 27, 2002, aggregate minimum rental commitments under all noncancelable leases in excess of one year were as follows:

2003	$	12,976
2004		11,543
2005		2,503
2006		238
2007		-
Thereafter		-
	$	27,260

In the normal course of its business, the Company is a defendant in various claims and legal actions arising principally from the activities of registered representatives of the Company. These actions have been considered by the Company in determining reserves necessary to cover probable liabilities. As of December 27, 2002 and December 28, 2001, the Company accrued $443,519 and $650,000, respectively, which represents its best estimate for probable losses in connection with these various legal actions. In the opinion of management, the ultimate disposition of pending litigation will not have a material adverse effect on the Company's financial condition, liquidity, or results of operations.

7. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 27, 2002, the Company had net capital of $530,139, which was $280,139 in excess of its required net capital of $250,000. The Company's net capital ratio was 5.75 to 1.

Hornor, Townsend & Kent, Inc.
Schedule I
Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 27, 2002

Computation of Net Capital

1. Total stockholder's equity from statement of financial condtion			$	2,114,108
2. Deduct: Stockholder's equity not allowable for net capital				-
3. Total stockholder's equity qualified for net capital				2,114,108
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				-
B. Other (deductions) or allowable credits				(20,000)
5. Total capital and allowable subordinated liabilities			$	2,094,108
6. Deductions and/or charges:				
A. Total nonallowable assets from statement of financial condition				
(1) Deferred tax asset	$	(186,786)		
(2) Equipment at cost		(218,541)		
(3) Prepaid expenses and other assets		(1,089,643)		(1,494,970)
B. Other (deductions) or charges				(43,820)
7. Other additions and/or credits				-
8. Net capital before haircuts on securities positions				555,318
9. Haircuts on securities				(25,179)
10. Net capital			$	530,139

Computation of Basic Net Capital Requirement

11. Minimum net capital required (6-2/3% of line 19)	$	203,331
12. Minimum dollar net capital requirement	$	250,000
13. Net capital requirement (greater of line 11 or 12)	$	250,000
14. Excess net capital (line 10 less line 13)	$	280,139
15. Excess net capital at 1,000% (line 10 less 10% of line 19)	$	225,142

Computation of Aggregate Indebtedness

16. Total aggregate indebtedness liabilities from statement of financial condition	$	3,049,966
17. Add:		
A. Drafts for immediate credit		-
B. Market value of securities borrowed for which no equivalent value is paid or credited		-
C. Other unrecorded amounts		-
18. Deduct: Adjustment based on Special Reserve Bank Accounts (15c3-1)(c)(1)(vii)		-
19. Total aggregate indebtedness	$	3,049,966
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		575%

Statement Pursuant to Rule 17a-5(d)(4)

The above computation does not materially differ from the corresponding computation of net capital under Rule 15c3-1 as of December 27, 2002, filed by Hornor, Townsend & Kent, Inc., as part of the Company's unaudited Focus Part IIA as of the same date with the National Association of Securities Dealers.

HORNOR, TOWNSEND & KENT, INC.
Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 27, 2002

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	Schedule I
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission[1]	N/A
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission[1]	N/A
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts[1]	N/A

[1] The Company meets the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) and therefore is not required to file this schedule.